Commission File No. 0-27656

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 11-K
[X] Annual Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
[Fee Required] for the year ended December 31, 1999

or

[ ]Transition Report
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
[No Fee Required] for the Transition Period
from______to______Commission File Number______

CHILDTIME CHILDREN'S CENTERS
401(k) SAVINGS & RETIREMENT PLAN

CHILDTIME LEARNING CENTERS, INC.

(Name of issuer of the securities held pursuant to the Plan)

38345 West 10 Mile Road, Suite 100
Farmington Hills, Michigan 48335

(Address of principal executive offices)

Childtime Children’s Centers 401(k)Savings & Retirement Plan
Contents

Page(s)

Report of Independent Accountants	2

Financial Statements
Statement of Net Assets Available for Benefits at December 31, 1999 and 1998	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999	4

Notes to Financial Statements	5-9

Supplemental Schedules
Schedule of Assets Held for Investment Purposes at December 31, 1999	10

Schedule of Reportable Transactions for the Year Ended December 31, 1999	11

Exhibit
Consent of Independent Accountants with respect to the financial statements of the Childtimes Children’s Centers 401(k) Savings & Retirement Plan at December 31, 1999 and 1998 and for the Year Ended December 31, 1999	23.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CHILDTIME CHILDREN’S CENTERS 401(k) SAVINGS & RETIREMENT PLAN

By: /s/ Michael Yeager

Michael Yeager Chief Financial Officer Childtime Learning Centers, Inc.

Date: June 28, 2000

Report of Independent Accountants

To the Participants and Administrator of
Childtime Children’s Centers 401(k)
Savings & Retirement Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Childtime Children’s Centers 401(k) Savings & Retirement Plan (the “Plan”) at December 31, 1999 and 1998 and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
June 23, 2000

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Statement of Net Assets Available for Benefits
At December 31, 1999 and 1998

	1999	1998

Investments, at fair value (see note 2):

Participant directed	$4,881,438	$3,922,373

Non-participant directed	2,922	16,462

Participant loans	30,055	35,067

Total investments	4,914,415	3,973,902

Cash	31,257	—

Contributions receivable:

Participant	49,454	53,827

Employer	7,066	7,418

Net assets available for benefits	$5,002,192	$4,035,147

The accompanying notes are an integral part of the financial statements.

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 1999

Additions:

Investment income:

Interest and dividend income	$104,732

Net appreciation (depreciation) in fair value of investments (see note 2)	687,892

Total investment income	792,624

Contributions:

Participants	661,070

Employer	94,172

Total contributions	755,242

Total additions	1,547,866

Deductions:

Distributions to participants, forfeitures	(580,821)

Net increase	967,045

Net assets available for benefits:

Beginning of year	4,035,147

End of year	$5,002,192

The accompanying notes are an integral part of the financial statements.

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Notes to Financial Statements

1. Plan Description

The following description of the Childtime Children’s Centers 401(k) Savings & Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan documents for a more complete description of the Plan’s provisions.

General

Childtime Childcare, Inc. (the “Company”) established the Childtime Childcare, Inc. 401(k) Savings & Retirement Plan effective June 1, 1991. On August 13, 1997, the Board of Directors of Childtime Childcare, Inc. amended the name of the Plan to read the Childtime Children’s Centers 401(k) Savings & Retirement Plan. The Plan is a defined contribution plan in which all employees of the Company who have attained 21 years of age and have completed one year of service are eligible to participate. Employee participation in the Plan is voluntary. The Plan’s investments are managed by The Burke Group (the “Recordkeeper”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions and investment options

Participants may contribute up to 15 percent of their eligible earnings as defined in the plan agreement. Each year, the Company matches 25 percent of employee contributions up to 4 percent of eligible compensation. No after-tax contributions can be made to the Plan.

Each participant has the option of investing all or a portion of his account in any of eight investment funds as of December 31, 1999. These investment options include:

a.	Franklin Small Cap Growth Fund — Class A - Funds are invested in the stock of companies with market capitalization of less than $1 billion. There were 491 participants invested in the Franklin Small Cap Growth Fund — Class A at December 31, 1999.

b.	Templeton Foreign Fund — Class A - Funds are primarily in stocks and bonds of companies and governments outside of the United States. There were 312 participants invested in the Templeton Foreign Fund - Class A at December 31, 1999.

c.	AIM Value Fund — Class A - Funds are invested in mid-size companies’ securities. There were 415 participants invested in the AIM Value Fund — Class A at December 31, 1999.

d.	Washington Mutual Investors Fund - Funds are invested in a portfolio fund management believes an investor with fiduciary responsibility might select under the Prudent Investor Rule of the Superior Court of the District of Columbia. There were 398 participants invested in the Washington Mutual Investors Fund at December 31, 1999.

e.	Income Fund of America - Funds are invested in common and preferred stocks, straight debt securities, convertibles and cash equivalents. There were 351 participants invested in the Income Fund of America at December 31, 1999.

f.	Bond Fund of America - Funds are invested primarily in intermediate and long-term fixed income securities. There were 206 participants invested in the Bond Fund of America at December 31, 1999.

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Notes to Financial Statements

1. Plan Description (continued)

Contributions and investment options (continued)

g.	AIM Cash Reserves Shares - Funds are invested in money market securities (maturities of 90 days or less). There were 560 participants invested in the AIM Cash Reserves Shares at December 31, 1999.

h.	Childtime Learning Centers, Inc. Stock - Funds are invested primarily in Childtime Company stock. Cash awaiting investment in the Company’s stock will be invested in a money market or other fixed income funding vehicle. There were 330 participants invested in the Childtime Learning Centers, Inc. Stock at December 31, 1999.

The In-Trust Money Market Fund is not an investment option. It is a temporary holding account for unallocated funds and benefits that have been requested but not paid as of December 31, 1999.

Participant accounts

An account is maintained on behalf of each participant by the Recordkeeper. On a quarterly basis, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.

Vesting

A participant’s account, with the exception of the employer contribution, is fully vested at all times. The employer contribution vests 100 percent after 2 years of service with the Company, as defined in the plan agreement.

Plan benefits

The participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan.

Payments to participants upon termination of service are made in the form of a lump-sum distribution.

Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named.

Participant loans

Upon written request of individual active participants, the Plan’s administrator has the discretion to direct the Recordkeeper to make loans to such participants. A loan to a participant cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan. Participant loans are only available in accordance with the conditions as defined in the plan agreement. At December 31, 1999, interest rates on participant loans range from 8.25 percent to 11.00 percent.

Forfeitures

Forfeitures arise in accordance with the provisions of the plan agreement and are used by the employer to offset employer contributions. Forfeitures totaled $3,188 and $4,280 as of December 31, 1999 and 1998, respectively.

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Notes to Financial Statements

1. Plan Description (continued)

Plan termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies (continued)

Financial statement presentation

The financial statements are prepared on the accrual basis of accounting.

Investments

Investments in the Company’s common stock are valued at the NASDAQ National Market System closing price at the end of the year. Interests in Franklin Small Cap Growth Fund, Templeton Foreign Fund, AIM Value Fund, Washington Mutual Investors Fund, Income Fund of America, Bond Fund of America and the AIM Cash Reserves Shares are valued by the fund managers on the basis of established market prices of fund investments at the end of the year. Income from investments is recorded as earned on the accrual basis. Purchases and sales are reflected on a trade-date basis.

Cash

Cash items represent pending transfers between investment funds options that have not settled as of the plan year-end. The cash does not bear interest and does not include unrealized appreciation (depreciation).

Net appreciation (depreciation)

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which includes realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Participant contributions are made by the Company from funds withheld from employees and are recorded in the period of the related payroll deductions. In addition, the Company makes contributions based on the plan agreement.

Benefit payments

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Risks and uncertainties

The Plan provides for investment options in various long-term, index and other mutual funds and Childtime Learning Centers, Inc common stock. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, “Disclosures about Fair Value of Financial Instruments”, requires disclosures about the fair value of financial instruments whether or not such instruments are recognized in the statement of net assets available for benefits. Due to the short-term nature of the Plan’s receivables and liabilities, fair values are not materially different from their carrying values. Participant loans are at rates that approximate market rates for similar instruments.

Reclassification of prior year amounts

Certain prior year amounts have been reclassified to conform with the current year presentation.

3. Tax Status

The Internal Revenue Service had determined and informed the Company by a letter dated April 4, 1996, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan has been amended since receiving the determination letter to allow participants to invest in common stock of the Company. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

4. Related Party Transactions

For the periods ended December 31, 1999 and 1998, the Company paid for the administrative expenses of the Plan. The Chief Financial Officer of the Company is the Trustee of the Plan.

5. Benefits Payable

Benefits payable to participants who become eligible to take distributions from the Plan but had not yet been paid at December 31, 1999 and 1998 totaled $0 and $3,000, respectively.

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Notes to Financial Statements

6. Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,

	1999	1998

Franklin Small Cap Growth Fund — Class A, 19,876 and 19,354	$877,121	$436,821

shares, respectively

Templeton Foreign Fund — Class A, 28,050 and 24,907	314,718	208,973

shares, respectively

AIM Value Fund — Class A, 20,828 and 17,609	1,017,034	707,692

shares, respectively

Washington Mutual Investors Fund, 24,610 and 23,070	727,463	759,235

shares, respectively

Income Fund of America, 27,832 and 25,363	438,083	439,791

shares, respectively

Bond Fund of America, 33,099 and 24,578	429,624	334,512

shares, respectively

AIM Cash Reserves Shares, 885,145 and 832,535	881,673	832,535

shares, respectively

During 1999, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $687,892 as follows:

Mutual funds	$721,446

Common stock	(33,554)

$687,892

7. Other

Differences between the data shown on pages 3 and 4 of this report and the Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform to the financial statements to the accrual basis of accounting.

8. Subsequent Event

Subsequent to December 31, 1999, an administrator of the Plan went into receivership. They administered the Plan’s disbursement and contribution transactions between the Recordkeeper and the participants. Effective April 30, 2000 the Plan changed administrators and was owed approximately $62,000 by the administrator in receivership.

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Schedule of Assets Held for Investment Purposes
At December 31, 1999

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of issuer,	Description of investment	Cost	value
*	Franklin Templeton	Small Cap Growth Fund — Class A	$ -	$877,121

*	Franklin Templeton	Foreign Fund — Class A	-	314,718

*	AIM Funds	Value Fund — Class A	-	1,017,034

*	The American Funds Group	Washington Mutual Investors Fund	-	727,463

*	The American Funds Group	Income Fund of America	-	438,083

*	The American Funds Group	Bond Fund of America	-	429,624

*	AIM Funds	Cash Reserve Shares	-	881,673

*	Childtime Childcare Inc.	Childtime Childcare Inc. Stock	-	195,722

*	Participant loans	Participant loans (interest rates from 8.25% to 11.00%)	-	30,055

	In-Trust	Money Market**	2,922	2,922

			$2,922	$4,914,415

*Party-in-interest transaction.

**Non-participant directed.

Childtime Children’s Centers 401(k) Savings & Retirement Plan
Schedule of Reportable Transactions
For the Year Ended December 31, 1999

(e)
Current
				(c)		value of
(a)		(c)	(d)	Expenses	(d)	asset on	(f)
Identity of	(b)	Purchase	Selling	incurred with	Cost	transaction	Net gain
party involved	Description of asset	price	price	transaction*	of asset	date	or (loss)
REPORTING CRITERION I:	Any single transaction within the plan year that involves more than 5 percent of the current value of plan assets.

Not applicable.

REPORTING CRITERION II:	Any series of transactions in other than securities within the plan year with or in conjunction with the same person that, when aggregated, involves more than 5 percent of the current value of plan assets.

Not applicable.

REPORTING CRITERION III:	Any series of transactions within the plan year with respect to securities of the same issue that, when aggregated, involves more than 5 percent of the current value of plan assets.

Not applicable.

REPORTING CRITERION IV:	Any transactions within the plan year with respect to securities with or in conjunction with a person with whom any prior or subsequent single 5 percent security transactions within the plan year took place.

Not applicable.

*Information regarding expenses incurred with each transaction was not available from the trustee.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Accountants

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-38325) of Childtime Learning Centers, Inc. of our report dated June 23, 2000 relating to the financial statements of the Childtime Children’s Centers 401(k) Savings & Retirement Plan, which appears in this Form 11-K.

PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
June 28, 2000